

February 26, 2010

Via US Mail and Facsimile to (973) 924-5192

Thomas F. Splaine, Jr
Senior Vice President and Chief Financial Officer
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

> **Re:** **Investors Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **File No. 000-51557**

Dear Mr. Splaine:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended June 30, 2009

Item 1. Business

Allowance for Loan Losses, page 13

1.   We note your disclosure on page 14 that your allowance for loan losses total $46.6 million at June 30, 2009. Please provide us as of June 30, 2009 and December 31, 2009, if available, and include in future filings the allocation of the allowance table required by Item IV.B of Industry Guide 3 for each of the last five years. Please also include the allocation of the allowance table in your interim periodic filings as well, beginning with your Form 10-Q for the period ended March 31, 2010.

Note 2 Business Combinations, page 75

2.   We note your disclosure on page 75 that you acquired American Bancorp of New Jersey, Inc. during the fiscal year for a purchase price of $98.2 million. Please provide to us and include in future filings, as applicable, the disclosures required by paragraph 51(e) and to 55 of SFAS 141.

Note 4 Securities Held-to-Maturity, page 76

3.   We note your disclosure on page 78 that the market value and amortized cost of your pooled trust preferred securities portfolio is $20.7 million at June 30, 2009. Considering the material impairment charge taken on the portfolio, the significant judgment required to determine if a security is other than temporarily impaired, and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 (paragraphs 38 and 42 of FSP FAS 115-2 and FAS 124-2) and Item 303 of Regulation S-K. Therefore, for each pooled trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

- single-issuer or pooled,
- class,
- book value,
- fair value,
- unrealized gain/loss,
- lowest credit rating assigned to the security,

- number of banks currently performing,
- actual deferrals and defaults as a percentage of the original collateral,
- expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
- excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

4.   We note your disclosure on page 79 that you recorded $1.3 million credit related impairment charge during the quarter ended June 30, 2009 on your pooled trust preferred securities portfolio. Please revise future interim and annual filings to include the disclosures required by ASC 320-10-50 (paragraph 43 of FSP 115-2/124-2) for credit losses recognized in earnings.

Note 15. Fair Value Measurements, page 95

5.   We note disclosure on page 97 that for your impaired loans, fair value is estimated through current appraisals, and adjusted as necessary, by management, to reflect current market conditions. Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans, both performing and impaired. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Form 10-Q for the period ended September 30, 2009

Note 4 Loans Receivable, Net, page 82

6.   Similar to the disclosures provided on page 83 of your Form 10-K, please revise your future filings beginning with your next Form 10-Q to disclose your individually impaired loans and related allowance disclosures required by ASC 310-10-50-15. Please also provide us with these disclosures as of September 30, 2009 and December 31, 2009.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

Sincerely,



Lindsay A. Bryan

For John A. Spitz
Staff Accountant